Section

FEB 29 2012

Washington, DC
123

[redacted]

SECURI 12013401 ON

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21893

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Huntleigh Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7800 Forsyth Blvd., 5th Floor
(No. and Street)

St. Louis (City) | Missouri (State) | 63105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John O'Connell | 314-236-2253 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Smith Wallace, L.L.C.
(Name – *if individual, state last, first, middle name*)

1050 N. Lindbergh Blvd. (Address) | St. Louis (City) | Missouri (State) | 63132 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AP 3/15

OATH OR AFFIRMATION

I, John O'Connell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Huntleigh Securities Corporation, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

KAREN THOMAS
Notary Public - Notary Seal
STATE OF MISSOURI
St. Louis County
My Commission Expires: June 1, 2014
Commission # 10418174

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Supplemental Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HUNTLEIGH SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
WITH INDEPENDENT AUDITORS' REPORT
AND ACCOMPANYING INFORMATION

DECEMBER 31, 2011

BROWN SMITH WALLACE LLC

A MEASURABLE DIFFERENCE™

TABLE OF CONTENTS

BROWN SMITH WALLACE LLC

A MEASURABLE DIFFERENCE

1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM

Independent Auditors' Report

Board of Directors
Huntleigh Securities Corporation
St. Louis, Missouri

We have audited the accompanying statement of financial condition of Huntleigh Securities Corporation (the "Company") as of December 31, 2011, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Huntleigh Securities Corporation as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Brown Smith Wallace, LLC

St. Louis, Missouri
February 27, 2012

HUNTLEIGH SECURITIES CORPORATION

Statement of Financial Condition
December 31, 2011

ASSETS		
Cash and cash equivalents	$	30,481
Deposits with clearing organizations		262,010
Receivables from clearing organization		494,401
Employee and other receivables, net of reserve of $440,577		58,113
Securities owned, at fair value:		
Marketable		5,751
Non-marketable		80
Property and equipment, net of accumulated depreciation and amortization of $350,726		31,528
Deferred income taxes, net of valuation allowance of $330,000		476,940
Other assets		54,901
TOTAL ASSETS	$	1,414,205
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Payables to broker-dealer and clearing organization	$	84,052
Accounts payable, accrued expenses, and other liabilities		111,784
Accrued salary and commissions		212,459
Total Liabilities		408,295
Stockholders' Equity		
Common stock: $0.01 par value; authorized 3,000,000 shares; 1,263,394 shares issued and outstanding		12,634
Additional paid-in capital		2,795,807
Accumulated deficit		(1,802,531)
Total Stockholders' Equity		1,005,910
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,414,205

The accompanying notes are an integral part of the statement of financial condition.

Note A - Summary of Significant Accounting and Reporting Policies

Nature of Operations

Huntleigh Securities Corporation (the "Company") was incorporated on May 12, 1977. The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority.

Prior to August 2008 as a clearing broker-dealer, the Company executed principal and agency securities transactions, provided investment banking services, and offered correspondent clearing and execution services for other firms. In August 2008, the Company transferred proprietary accounts as well as all cash and margin accounts of customers to First Clearing, LLC ("First Clearing" or "FCC") whereby an agreement was entered into noting that FCC is to provide clearing, execution, and other services to the Company. Therefore, the Company no longer carries customer accounts or performs certain clearing functions. The Company now clears customer transactions with First Clearing on a fully disclosed basis as an introducing broker (see also Note M).

Use of Estimates in Statement of Financial Condition Preparation

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are on deposit with a major domestic financial institution. At times, bank deposits may be in excess of federally insured limits.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned consist of stocks, bonds, and other investments. The Company classifies its investments as trading securities. Securities are bought and held principally as inventory for the purpose of sales in the near term.

Securities owned are valued at fair value as determined by management (see Note D). The resulting differences between cost and estimated fair value are reflected in current period earnings. Fair values are generally based on prices from independent sources, such as listed market prices or broker or dealer price quotations.

Note A - Summary of Significant Accounting and Reporting Policies (Continued)

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Expenditures for maintenance, repairs and minor renewals are charged to operations as incurred; expenditures for betterments and major renewals are charged to the property and equipment accounts.

Depreciation of equipment is computed using accelerated methods over the estimated useful lives of the assets. Amortization of leasehold improvements is provided on a straight-line basis over the lesser of the terms of the related lease or the useful lives of the assets.

When assets are retired or otherwise disposed of, the costs and related accumulated depreciation/amortization is removed from the accounts; gains or losses resulting therefrom are included in the statement of operations.

Fair Value of Financial Instruments

Management estimates that the aggregate net fair market value of financial instruments recognized in the statement of financial condition approximates their carrying value (see also Note I).

Income Taxes

Current income taxes are based on the taxable income for the year, as measured by the current year's tax returns. Deferred income taxes arise primarily due to differences between the basis of property and equipment, net operating loss carryforwards, and recognition of reserves against receivable balances. The deferred tax asset represents the future tax benefits of those differences, which will be taxable when the assets are recovered. The deferred tax liability represents the future tax consequences of those differences, which will be payable when the assets are recovered.

The Company has addressed the provisions of ASC 740-10, *Accounting for Income Taxes.* In that regard, the Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions. Tax years that remain subject to examination by major tax jurisdictions are 2001 - 2011.

Subsequent Events

The Company evaluated all subsequent events through February 27, 2012, the date the statement of financial condition was available to be issued.

Note B - Clearing Broker-Dealer Deposits

The Company is contractually obligated to maintain a deposit account at First Clearing. As designated by the terms of the agreement, the deposit account shall at all times contain cash, qualified securities, or a combination of both having a market value of at least $250,000. This amount is included in deposits with clearing organizations in the accompanying statement of financial condition.

Note C - Property and Equipment

Property and equipment consists of the following:

Furniture and equipment	$ 207,513
Leasehold improvements	174,741
	382,254
Less accumulated depreciation and amortization	(350,726)
	$ 31,528

Note D - Fair Value Measurement of Assets and Liabilities

ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 – Valuation is based on quoted prices in active markets for identical instruments in active markets.
- Level 2 – Valuation is based on quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Note D - Fair Value Measurement of Assets and Liabilities (Continued)

- Level 3 – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

	Fair Value	Quoted Prices In Active Markets for Identical Assets/Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)
December 31, 2011			
Assets:			
Trading securities:			
Stocks and warrants	$ 110	$ -	$ 110
State and municipal obligations	5,039	5,039	-
Government obligations	682	58	624
Total Assets	$ 5,831	$ 5,097	$ 734

Note E - Commitments

The Company and its subsidiaries have obligations under operating leases with initial noncancelable terms in excess of one year. Aggregate annual rentals for office space and equipment at December 31, 2011, are approximately as listed as follows:

2012	$ 444,612
2013	401,039
2014	401,039
2015	77,918
2016	4,907
Thereafter	390

Note F - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires the maintenance of minimum Net Capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintains minimum Net Capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances, as defined. The Net Capital rule of the SEC also provides that equity capital may not be withdrawn or cash dividends paid if resulting Net Capital would be less than the greater of: 5 percent of aggregate debit items or 120% of the minimum Net Capital requirement. At December 31, 2011, the Company had Net Capital of $368,143, which was $118,143 in excess of the required minimum, and $68,143 in excess of 120% of the required minimum.

At December 31, 2011, the Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule. As an introducing broker, the Company clears customer transactions on a fully disclosed basis with First Clearing.

Note G - Equity

During the current year, it was discovered that the Company was improperly accounting for accrued salary expense. As a result of this determination, the Company applied the accounting principles as defined by FASB ASC 250, *Accounting Changes and Error Corrections* which provides that these changes be reflected by retrospective application unless impracticable.

Upon implementing this correction and accounting for the activities associated, accrued salary and commissions has been decreased by $30,284 in the accompanying statement of financial condition. In applying the correction retrospectively as dictated by FASB ASC 250, the December 31, 2010 accumulated deficit has been decreased by $24,969. This represents a prior period adjustment of compensation that should have been recognized during the year ended December 31, 2011.

In April 2011, the Company's Board of Directors approved the offer and sale of 100,000 shares of common stock to new and existing stockholders. The shares were sold at a price of $0.50 per share, which represents total value received of $50,000, of which $49,000 was included in additional paid-in capital and $1,000 was included in common stock.

Note G - Equity (Continued)

In September 2011, the Company's Board of Directors approved the offer and sale of 332,042 shares of common stock to existing stockholders. The shares were sold at a price of $0.25 per share, which represents total value received of $83,011, of which $79,690 was included in additional paid-in capital and $3,320 was included in common stock.

In October 2011, the Company's Board of Directors approved the offer and sale of 272,342 shares of common stock to existing stockholders. The shares were sold at a price of $0.25 per share, which represents total value received of $68,085, of which $65,362 was included in additional paid-in capital and $2,724 was included in common stock.

The Company entered into a Term Letter for Employment (the "Letter") with certain registered representatives of the Company in October 2010. This Letter provided that shares of the Company's common stock were to be granted at the end of each of the first three years of employment, starting with the year ended December 31, 2011, with one-third of the amount granted in equal amounts at the end of each calendar year. The "price of the stock" has been defined in the Letter to be "70% of book value of the Company as of the beginning of each year."

Pursuant to the aforementioned Letter, the Company granted shares of common stock to these registered representatives in December 2011. The total number of shares granted to these representatives was 129,010. Management has estimated that the grant-date fair value of this stock was $32,253. Based on this estimate, $30,963 was included in additional paid-in capital and $1,290 was included in common stock. The Company accounts for stock based compensation in accordance with FASB ASC 718, *Stock Based Compensation.*

Subsequent to the year ended December 31, 2011 and prior to the financial statement issuance date, the Company entered into an amendment of the Letter whereby the additional shares of the Company's common stock yet to be granted were replaced with a stock option plan whereby the representatives would be granted non-qualified stock options to purchase shares of common stock at a future date. Pursuant to the amendment, the representatives are to be granted the option to purchase 404,822 shares of the Company's common stock, at an exercise price of $0.001 per share. Fifty percent of the total options shall vest on each January 1 of the years 2013 and 2014. The options granted pursuant to this amendment will be accounted for in accordance with FASB ASC 718, *Stock Based Compensation.*

Note H - Income Taxes

Deferred income tax assets and liabilities result from future tax benefits and obligations related to the difference between the tax basis of assets and liabilities and the amounts reported in the statement of financial condition. The Company classifies its deferred tax assets and liabilities between current and non-current based on the particular difference from which they arise. The deferred tax assets at December 31, 2011 are comprised of the following:

	Assets
Deferred tax assets	$ 806,940
Less valuation allowance	(330,000)
	$ 476,940

Valuation allowances are established, based on the weight of available evidence, when it is more likely than not that some portion or all of the deferred tax assets will not be realized. At December 31, 2011, the Company has available net operating loss carryforwards of approximately $2,643,000 for income tax reporting purposes, expiring during the years 2020 through 2031. The net operating loss carryforwards give rise to a deferred tax asset of approximately $661,000 at December 31, 2011, which has been reduced by a valuation allowance of $330,000. The valuation allowance was increased by $41,000 during the year ended December 31, 2011.

Note I - Financial Instruments with Off-Balance Sheet Risk

The Company's customers' accounts are carried by the carrying broker-dealer. Execution and clearing services are also performed by the carrying broker-dealer. The agreement between the Company and the carrying broker-dealer stipulates that all losses resulting from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company. As designated by the terms of the arrangement, the Company carries a deposit with the broker-dealer in the amount of $250,000 (see Note B).

Note J - Contingencies

In December 2010, the Company received a Consent Order executed by the Enforcement Section of the Missouri Securities Division. The Order imposes the following penalties: 1) $300,000 of which $200,000 will be suspended provided that the Company remains in compliance with the terms of the Order for two years (as defined). The additional $100,000 has contingent terms for payment which provide that the Company will pay 100% of net capital in excess of $400,000 until satisfied (if not satisfied within three years, Company may request a reduction of any remaining payments, including full waiver); and 2) $200,000 which will be suspended provided that the Company remains in compliance with the terms of the Order for two years (as defined). In applying the guidance from ASC 450, *Contingencies*, management has not accrued for any of these amounts at December 31, 2011.

In May 2010, the Company reached settlement in a suit that resulted in the opposing party being awarded 30,000 phantom shares of the Company's common stock. The phantom shares became effective in June 2011 and have terms for redemption, which are governed by restrictions for payment, contingent upon the Company's resulting net capital.

Note K - Employee Benefit Plan

The Company has a 401(k) plan for all employees meeting certain eligibility requirements. The Company can elect, at its discretion, to match a certain percentage of employee compensation contributed to the plan, not to exceed the amounts as permitted under the Internal Revenue Code.

Note L - Related Party Transactions

The Company provided introductory brokerage and trade services for a correspondent firm that is related to the Company under common ownership. Transactions between the entities were executed and subject to all compliance rules and regulations common in the securities industry. Included in payable to broker-dealer and clearing organizations at December 31, 2011 was $3,680 payable to this firm.

The Company provided introductory brokerage and trade services for an investment advisory firm that is related to the Company under common ownership. Transactions were executed and subject to all compliance rules and regulations common in the securities industry. Included in other assets at December 31, 2011 was $29,554 due from this firm.

The President and primary stockholder of the Company is Chairman of the Board of one of the financial institutions with which the Company conducted business during the year ended December 31, 2011.

Note L - Related Party Transactions (Continued)

The Company has advanced funds to employees and has recorded receivables in relation to certain securities trading losses. Employee and other receivables are reflected in the accompanying statement of financial condition and total $58,113 which includes a reserve of $440,577 for amounts deemed uncollectible. Accrued interest on a portion of the receivables totaled $25,277 for the year ended December 31, 2011.

Note M- Clearing Agreement

As disclosed in Note A, the Company transferred all proprietary and customer accounts to First Clearing in August 2008 and entered into a Fully Disclosed Clearing Agreement (the "Agreement") to govern the clearing, execution, and other services to be provided. In conjunction with the Agreement, First Clearing granted the Company a no hire concession which was to be awarded in equal annual installments of $150,000 over a five year period.

In September 2010, the Agreement was amended whereby the remainder of the payments due and payable under the above noted no hire concession total $350,000 of which $150,000 was paid upon execution of this amendment and the remaining amounts to be paid in equal annual installments of $40,000 in each of the next five years. Due to contingencies in the Agreement, payments will be recognized by Huntleigh as earned, based on the governing language provided. As such, the Company recorded a corresponding receivable of $15,000 which has been included in employee and other receivables in the accompanying statement of financial condition.

In the event that the Agreement is terminated prior to the seventh anniversary of the conversion date (conversion date noted as August 2008), as set forth and governed by specific guidance dictating events causing termination, any unpaid no hire concessions are void. Additionally, Huntleigh would be required to pay a termination fee of $800,000 to First Clearing. In the opinion of management, termination of the agreement throughout the term of the agreement is not anticipated at December 31, 2011.

Note N - Management Plan

The Company has experienced recurring net losses and negative operating cash flows stemming from deteriorating market activity and negative industry trends. In response, management has developed a plan to return to profitability with new strategies and areas of focus in an effort to increase revenues earned and reduce overall cost structure. Should these negative trends continue, an infusion of additional capital maybe required. Management is of the opinion that their plan of action will adequately address significant factors that will positively influence financial results of operations in the near future. The highlights of this plan to return to profitability are as follows:

Note N - Management Plan (Continued)

In relation to revenue, management is anticipating that the economy will continue to recover from the low levels experienced in recent years. Specifically, it is felt that overall investor confidence will continue to improve thus promoting an overall willingness to invest.

The Company hired one successful advisor around mid-year 2010 in addition to hiring a team of four very high-producing advisors later in the year. The addition of the advisors hired in late 2010 resulted in Huntleigh opening a branch office in Belleville, Illinois. In hiring these advisors, the Company incurred significant up-front costs for bonuses, account transfer fees, and new office setup. These new advisors continued to increase their business throughout 2011 and Huntleigh looks for them to continue to do so in 2012. Specifically, with regard to the representatives in Belleville, certain lines of business that were taken from them at their former employer and they look to finally be able to resume that business.

The Company continues its search and intends to hire two to three new advisors during 2012. These efforts are centered around active solicitation of advisors who are dissatisfied at their larger broker-dealer employers, which are facing increased regulation and scrutiny in the current political and economic climate.

The Company continues to work with its clearing firm, First Clearing, in introducing new products and sales training for advisors in an effort to increase their business. Many of Huntleigh's advisors have enrolled in First Clearing's Growth Accelerator Program which is a program designed to educate advisors on better ways to work with their clients and analyze their portfolios. The Company has also had recent successes with another company relative to annuities, and looks to build on these successes going into 2012.

In relation to expenses, the Company has continued to reduce expenses in many different areas throughout 2011 and continues to evaluate operations to determine if there are additional areas for improvement in 2012.

The Company continues to evaluate payroll related expenses. While substantial layoffs have occurred in the recent past, the Company will consider additional layoffs, if necessary, as well as reductions in pay for certain personnel. This plan has not yet been implemented but remains an option

Note N - Management Plan (Continued)

The Company continues to have excess capacity at its Fairview Heights location and is exploring subleasing opportunities for this space. In late 2011, a tentative agreement was entered into with a potential tenant that would run through 2015 and would cover a significant portion of Huntleigh's lease obligations. However, this sublease is contingent upon the prospective tenant receiving confirmation on a certain component of business.

In evaluating various operational expenses and focusing on contracts and arrangements scheduled to renew throughout 2011, significant savings were realized in key areas such as: phone and IT service, copier leases, postage machines, and other miscellaneous operational expenses. While these savings were initiated throughout 2011 and some benefit realized, the full effect of these reductions will be realized in 2012. During 2011 the Company also changed policies by significantly reducing the number of employees who can submit expenses for reimbursement as "meals and entertainment". The Company has also considered eliminating some minor fringe benefits such as long-term care insurance and dental.

During the current year, the Company was able to finalize significant legal matters and, although this involved payment of cash settlements and significant attorney fees, the matters are deemed to be closed. For the first time in several years, the Company is looking at relatively low levels of pending legal activity and expects to see a significant decrease in legal fees in 2012 and in moving forward.

With the return of more clients to the market and increased investor confidence, in addition to the implementation of the cost cutting measures and the various other factors outlined above, the Company is confident it can return to profitability in the near term.

Supplemental Report

BROWN SMITH WALLACE LLC 1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM

A MEASURABLE DIFFERENCE™

Supplemental Report On Internal Control Required by SEC Rule 17a-5 For a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

Board of Directors
Huntleigh Securities Corporation
St. Louis, Missouri

In planning and performing our audit of the statement of financial condition of Huntleigh Securities Corporation (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's statement of financial condition will not be prevented, or detected and corrected on a timely basis.

Our consideration of the Company's internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities that we consider to be a material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brown Smith Wallace, LLC

St. Louis, Missouri
February 27, 2012

HUNTLEIGH SECURITIES CORPORATION

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

DECEMBER 31, 2011

BROWN SMITH WALLACE LLC

A MEASURABLE DIFFERENCE™

HUNTLEIGH SECURITIES CORPORATION

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON PROCEDURES

DECEMBER 31, 2011

BROWN
SMITH LLC
WALLACE

1050 N. LINDBERGH BOULEVARD ST. LOUIS, MO 63132 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM

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Independent Accountants' Report on Applying Agreed-Upon Procedures

Board of Directors
Huntleigh Securities Corporation
Clayton, MO

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed to by management and the Board of Directors of Huntleigh Securities Corporation (the Company), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating Huntleigh Securities Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Huntleigh Securities Corporation's management and Board of Directors are responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described in the following schedule either for the purpose for which this report has been requested or for any other purpose.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Board of Directors and management of Huntleigh Securities Corporation and the applicable regulatory bodies and is not intended to be, and should not be, used by anyone other than these specified parties.

Brown Smith Wallace, LLC

St. Louis, Missouri
February 27, 2012

HUNTLEIGH SECURITIES CORPORATION

Schedule of Procedures and Findings

December 31, 2011

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries from copies of the checks paid and bank statements, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS report) (as amended) for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 (as amended) for the year ended December 31, 2011 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 (as amended) with supporting schedules and working papers such as the quarterly FOCUS reports (as amended), K.W. Chambers monthly commission invoices, general ledger entries, monthly bank statements and deposit detail, monthly First Clearing Corporation Income and Expense Summary invoices, monthly First Clearing inventory reports, First Clearing Corporation YTD Commission Summary, First Clearing Corporation YTD Commission Analysis by Exchange by Product - Firm Summary Reports at 12/31/11, and the Amendment to the First Clearing Corporation Firm Clearing Agreement No-Hire Clause, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 (as amended) and in the related schedules and working papers such as the quarterly FOCUS reports (as amended), K.W. Chambers monthly commission invoices, general ledger entries, monthly bank statements and deposit detail, monthly First Clearing Corporation invoices and inventory reports, First Clearing Corporation YTD Commission Summary, First Clearing Corporation YTD Commission Analysis by Exchange by Product - Firm Summary Reports at 12/31/11, and the Amendment to the First Clearing Corporation Firm Clearing Agreement No-Hire Clause supporting the adjustments, noting no differences.

BROWN SMITH WALLACE

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